EXHIBIT 99.1

Electrovaya Provides Update on Planned New York Gigafactory

Over 80% of the first-phase facility costs expected to be covered by government-backed debt

TORONTO, ON / ACCESSWIRE / August 2, 2023 / Electrovaya Inc. ("Electrovaya" or the "Company")(NASDAQ:ELVA) (TSX:ELVA) a leading lithium-ion battery technology and manufacturing company, is pleased to announce an update on its planned gigafactory in Jamestown, New York (the "Gigafactory") and associated financing efforts.

Electrovaya is embarking on the largest manufacturing expansion in its history. In March 2023, the Company purchased a 52-acre site in Jamestown, New York on which it plans to develop a multi-gigawatt hour lithium-ion manufacturing campus. The site will produce Electrovaya's Infinity line of lithium-ion ceramic batteries, including the company's proprietary ceramic separators, cells, modules and battery systems.

The first phase of construction is expected to take place within the existing 135,000 square foot manufacturing facility for the production of cells and batteries, with an estimated capital expenditure of approximately US$48 million. The Company has executed a term sheet and engagement letter for a debt financing facility (the "Facility") from a government-backed lender. Total debt funding, excluding grants and other incentives, which will be led by said lender, will provide more than 80% of the required capital for the first phase. Under the lending terms, Electrovaya hired a third-party engineering firm to review the feasibility of the project. This review was recently completed with a positive outcome. The lending agreement is expected to close in September or October of 2023, pending remaining legal and due diligence steps.

The planned Gigafactory, we believe, provides significant benefits for Electrovaya:

•	Domestic manufacturing and supply chain security;
•	Inflation Reduction Act incentives of up to US$45 million for every 1GWh of plant output;
•	Improved gross margins; and
•	Enhanced ability to make more rapid implementation of new battery technologies.

The Company has also been awarded incentives from the State of New York, New York Power Authority, Chautauqua County and other jurisdictions, with more than US$10 million in total incentives awarded.

Electrovaya plans to begin battery system assembly at the Gigafactory in the first quarter of Calendar2024, with cell assembly beginning in the second calendar quarter of 2025. Despite progress with respect to the lending agreements, there is no guarantee that the Facility will close and that Electrovaya will meet the milestones listed above.

Investor and Media Contact:

Jason Roy

Director, Corporate Development and Investor Relations

Electrovaya Inc.

905-855-4618 / jroy@electrovaya.com

About Electrovaya Inc.

Electrovaya Inc. (NASDAQ:ELVA) (TSX:ELVA) is a pioneering leader in the global energy transformation, focused on contributing to the prevention of climate change by supplying safe and long-lasting lithium-ion batteries. The Company has extensive IP and designs, develops and manufactures proprietary lithium-ion batteries and battery systems for energy storage and heavy duty electric vehicles based on its Infinity Battery Technology Platform. This technology offers enhanced safety and industry leading battery longevity. The Company is also developing next generation solid state battery technology at its Labs division. Headquartered in Ontario, Canada, Electrovaya has two operating sites in Canada and has acquired a 52-acre site with a 135,000 square foot manufacturing facility in New York state for its planned gigafactory. To learn more about Electrovaya, please explore www.electrovaya.com.

Forward-Looking Statements

This press release contains forward-looking statements, including statements that relate to, the Company's planned Jamestown, New York battery production facility, financing with a government debt backed debt lender, ability to close on said debt facility, due diligence processes, state and county incentives and the ability to monetize the incentives, ability to carry out the proposed manufacturing expansion, ability to meet the tight time-lines for cell assembly and battery assembly, ability to meet production targets of cells, modules, separators and battery systems, ability to improve gross margins, ability to benefit from domestic manufacturing and supply chain security, ability to make more rapid implementation of new battery technologies, ability to have appropriate new hires, multi-gigawatt hour manufacturing capacity, ability to leverage inflation reduction act incentives, startup schedules, anticipated manufacturing locations, anticipated demand, and the future direction of the Company's business and products, and the Company's markets, objectives, goals, strategies, intentions, beliefs, expectations and estimates, and can generally be identified by the use of words such as "may", "will", "could", "should", "would", "likely", "possible", "expect", "intend", "estimate", "anticipate", "believe", "plan", "objective", "seed" and "continue" (or the negative thereof) and words and expressions of similar import. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors and assumptions are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements. Statements with respect to the successful launch and commercialization of new product offerings, and the effects thereof, are based on, among other things, discussions with potential customers and the Company's advisors and stakeholders. Important factors that could cause actual results to differ materially from expectations include but are not limited to trading patterns as a result of the consolidation, macroeconomic effects on the Company and its business and on the Company's customers, economic conditions generally and their effect on consumer demand, labor shortages, inflation, supply chain constraints, the potential effect of COVID restrictions in Canada, United States and internationally on the Company's ability to produce and deliver products, and on its customers' and end users' demand for and use of products, which effects are not predictable and may be affected by additional regional outbreaks and variants, and other factors which may cause disruptions in the Company's supply chain and Company's capability to deliver products. Additional information about material factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found in the Company's Annual Information Form for the year ended September 30, 2022 under "Risk Factors", and in the Company's most recent annual Management's Discussion and Analysis under "Qualitative And Quantitative Disclosures about Risk and Uncertainties" as well as in other public disclosure documents filed with Canadian securities regulatory authorities. The Company does not undertake any obligation to update publicly or to revise any of the forward-looking statements contained in this document, whether as a result of new information, future events or otherwise, except as required by law.

SOURCE: Electrovaya, Inc.

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